Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

Commission file number 333-53420

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS
(Full title of the plan)

CANADIAN NATIONAL RAILWAY COMPANY
(Name of issuer of securities)

935 de La Gauchetiere St. West, Montreal, Quebec, Canada H3B 2M9
(Address of issuer’s principal executive offices)

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS

Financial Statements and Supplemental Schedule
December 31, 2002 and 2001

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS

INDEX

Independent Auditors' Report	1

Statements of Net Assets Available for Benefits as of
December 31, 2002 and 2001	2

Statements of Changes in Net Assets Available for Benefits for
the years ended December 31, 2002 and 2001	3

Notes to Financial Statements	4

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	9

Independent Auditors' Report

The Administrative Committee
Canadian National Railway Company
Union Savings Plan for U.S. Operations:

We have audited the accompanying statements of net assets available for benefits of Canadian National Railway Company Union Savings Plan for U.S. Operations (the “Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Canadian National Railway Company Union Savings Plan for U.S. Operations as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule is presented for purposes of additional analysis rather than to present the net assets available for benefits. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(signed)

KPMG LLP

Chicago, Illinois
June 16, 2003

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001

Investments at fair value	$61,454,926	$65,320,488

Receivables
Participant contributions	262,791	-
Company contributions	13,688	-

	276,479	-

Other, net	-	(27,195)

Net assets available for benefits	$61,731,405	$65,293,293

See accompanying Notes to Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

Additions:
Investment income:
Dividends	$1,714,983	$1,945,565
Contributions:
Participants	7,893,194	8,075,823
Employer	489,777	480,534
Receipt of plan assets	175,565	12,458,488

Total additions	10,273,519	22,960,410

Deductions:
Net depreciation in fair value of investments	8,885,538	4,827,574
Participants' distributions	4,915,868	3,315,536
Administrative expenses	34,001	31,391

Total deductions	13,835,407	8,174,501

Net (decrease) increase in net assets available for benefits	(3,561,888)	14,785,909

Net assets available for benefits, beginning of year	65,293,293	50,507,384

Net assets available for benefits, end of year	$61,731,405	$65,293,293

See accompanying Notes to Financial Statements.

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

1. THE COMPANY

Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis and Jackson, Mississippi, with connections to all points in North America. CN’s revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

2. DESCRIPTION OF PLAN

The following brief description of the Canadian National Railway Company Union Savings Plan for U.S. Operations (the “Plan”) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

GENERAL

The Plan, as amended and restated effective November 1, 2000, covers certain union employees of Illinois Central Railroad Company (ICR), Grand Trunk Western Railroad Incorporated (GTW), Chicago Central and Pacific Company (CCPR) and Duluth, Winnipeg and Pacific Railway Company. Prior to November 1, 2000, ICR maintained the Illinois Central Railroad Company Retirement Savings Plan (the ”IC PLAN”), GTW maintained the Grand Trunk Group Employee Savings Plan (the “Grand Trunk Plan”) and CCPR maintained the Chicago, Central and Pacific Company Bargaining Employees’ 401(k) Plan (the “CC&P Plan”). The Plan is a result of the merger of the IC Plan, the Grand Trunk Plan and the CC&P plan. On November 1, 2000, $30,879,904 of the Grand Trunk Plan’s net assets was transferred to the Plan and the remaining net assets of $8,557,465 was transferred to the Plan on January 2, 2001 due to a delay by one of the unions in ratifying the transfer of funds. Transfers of assets from a related CN employee plan for management employees are also included in the receipt of plan assets in both 2002 and 2001. Eligible employees may participate on the first day of the calendar month coinciding with or next following the first day of employment. Part-time eligible employees may participate once they have completed certain employment requirements. This Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

American Express Trust Company, (the “Trustee”) is the trustee of the Plan under a trust agreement with the Company. The Trustee also performs administrative services including participant accounting.

There were 6,019 and 5,471 participants in the Plan at December 31, 2002 and 2001, respectively.

INVESTMENT OF CONTRIBUTIONS

The Plan permits participants to invest their own contributions, the Company’s matching contributions and the supplemental contributions in various investment options. Effective December 31, 2002, the funds were: the AXP Cash Management Fund, the PIMCO Total Return Fund, the American Express Short-Term Horizon, the J.P. Morgan Diversified Fund, the Weitz Partners Value Fund, the Investment Company of America, the EuroPacific Growth Fund, the AXP New Dimension Fund, the Janus Fund, the AXP S&P 500 Index Fund, the Franklin Small Cap Growth Fund I, the Canadian National Railway Stable Value Fund, the Canadian National Railway Stock Pool, the Templeton Foreign Fund, the Scudder Cash Investment Trust, the Scudder Growth & Income Fund, the Scudder Income Fund and the Scudder S&P 500 Index Fund.

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

INVESTMENT OF CONTRIBUTIONS (cont’d)

Participants may choose to invest in one or more funds from 1% to 20% of his (her) eligible pay on a pre-tax basis. The AXP Cash Management Fund invests in short-term money market securities. The PIMCO Total Return Fund invests in a portfolio of intermediate maturity bonds. The American Express Short-Term Horizon invests in a predetermined group of growth, growth/income, income and money-market investment funds. The J.P. Morgan Diversified Fund invests in a diversified portfolio of stocks and bonds. The Weitz Partners Value Fund invests primarily in common stocks and a variety of securities convertible into common stocks. The Investment Company of America invests primarily in common stocks. The EuroPacific Growth Fund invests primarily in stocks of issuers located in Europe and the Pacific Rim. The AXP New Dimension Fund invests in a portfolio of companies with significant growth potential. The Janus Fund invests primarily in common stocks. The AXP S&P 500 Index Fund invests in common stocks included in the Standard and Poor’s 500 Composite Stock Price Index. The Franklin Small Cap Growth Fund I invests in stocks of small capitalization growth companies. The Canadian National Railway Stable Value Fund is a blend of insurance investment contracts transferred from the previous trustee and a collective investment fund managed by American Express Trust Company, the American Express Trust Stable Capital Fund II. The Canadian National Railway Stock Pool invests primarily in shares of the common stock of Canadian National Railway Company. The Scudder Cash Investment Trust invests in a diversified portfolio of Treasury Bills, certificates of deposits from U.S. banks, commercial paper and other short-term domestic money market securities. The Scudder Growth & Income Fund invests in income-producing common and preferred stocks of established companies. The Scudder Income Fund invests primarily in a broad range of long-term, high-grade, income-producing securities. The Scudder S&P 500 Index Fund invests in common stocks included in the Standard & Poor’s 500 Composite Stock price Index. The Templeton Foreign Fund invests in common stocks outside the U.S.

CONTRIBUTIONS

Participants may elect to make contributions to the Plan through periodic payroll deductions in amounts ranging from 1% to 20% (up to 100% effective July 1, 2002) of each participant's base salary. The total pre-tax contributions by a participant are limited to $11,000 in 2002 and $10,500 in 2001 (subject to adjustments to reflect changes in the cost of living pursuant to Section 402(g) of the Internal Revenue Code). Effective July 1, 2002, the Plan incorporated the “Catch-up” provisions provided for in the Economic Growth and Tax Relief Reconciliation Act (EGTRRA) for employees meeting the eligibility requirements set forth therein. The “Catchup” provisions allows employees who are at least age 50 by the end of the plan year to contribute additional pre-tax dollars up to a maximum amount of $1,000 in 2002, $2,000 in 2003, $3,000 in 2004, $4,000 in 2005 and $5,000 in 2006. Thereafter, the amount will be increased to reflect changes in the cost of living. Contributions to the Plan on behalf of the participants are made by the Company in lieu of an equal amount of salary.

The Company contributes an amount equal to 25% of each participant's contributions up to the first 4% of salary (a maximum Company contribution of 1% of salary) if the bargaining agreement provides for such contribution.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, all of the Company’s contributions, and an allocation of earnings and expenses. Allocation of each is based on the participant's account balances at the time of allocation. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

VESTING

Participants are fully vested in the entire amount in their account at the time of contribution.

PAYMENT OF BENEFITS

Upon termination of service, a participant may elect to receive the value of his or her account in either a lump-sum payment or in annual installments over a period of up to 15 years.

EXPENSES

Administrative expenses for maintenance of Plan financial records, participant statements, service fees on insurance contracts, trustee fees, and accounting fees are paid from Plan assets. All other administrative expenses of the Plan are paid by the Company.

LOANS

Participants are permitted to take out up to two loans. The minimum amount of any loan is $1,000. The maximum amount of total loans is the lesser of $50,000 or 50% of the participant’s account balance.

WITHDRAWALS

Withdrawals are recorded in the period in which they are paid to participants.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments are stated at fair value. Quoted market prices are used to value the stock. Mutual funds are valued at the redemption price established by the mutual fund administrator.

Purchases and sales of securities are recorded on a trade-date basis. Contributions and interest income are recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Loans deemed to be in default are recorded as distributions.

The Plan considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

4. INVESTMENTS

Investments that represent 5% or more of net assets available for benefits at December 31, 2002 and 2001 are as follows:

	2002	2001

AXP Cash Management Fund	$3,863,374	$4,083,044
AXP S&P 500 Index Fund	8,572,898	10,614,636
The Investment Company of America	13,640,643	16,225,091
Weitz Partners Value Fund	3,334,766	4,216,557
Canadian National Railway Stable Value Fund	6,109,890	5,140,877
PIMCO Total Return Fund	8,350,980	7,050,952

During the years ended December 31, 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $8,885,538 and $4,827,574 respectively, as follows:

	2002	2001

Mutual Funds	$(8,658,432)	$(5,186,187)
Common Stock	(218,702)	351,591
Collective Investment Fund	(8,404)	7,022

	$(8,885,538)	$(4,827,574)

5. FEDERAL INCOME TAXES

The Plan has received a favorable determination letter from the Internal Revenue Service (IRS), dated April 21, 2003, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the “Code") and, therefore, the related trust is exempt from tax under Section 501(a) of the Code. The Plan administrator is not aware of any activity or transactions that may adversely affect the qualified status of the Plan.

6. RELATED PARTY TRANSACTIONS

American Express Trust Company, the Trustee of the Plan, manages certain Plan investments and therefore, these transactions qualify as party-in-interest transactions. There were no fees paid by the Plan for the investment management services for the years ended December 31, 2002 and 2001.

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

7. RECONCILIATION TO FORM 5500

The following table reconciles net assets available for Plan benefits per the financial statements to the Form 5500 as filed by the Company for the year ended December 31, 2002:

Net assets available for Plan benefits per	$61,731,405
financial statements
Accrued contributions receivable included
in the financial statements	(276,479)

Net assets available for Plan benefits per
Form 5500	$61,454,926

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Contributions made by participants per the	$7,893,194
financial statements
Contributions made by employer per the financial	489,777
statements
Deduct – Contributions receivable	(276,479)

Total contributions received per the Form 5500	$8,106,492

CANADIAN NATIONAL RAILWAY COMPANY
UNION SAVINGS PLAN FOR U.S. OPERATIONS

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
DECEMBER 31, 2002

		MARKET
ASSET DESCRIPTION	COST	VALUE

* AXP Cash Management Fund	$3,863,374	$3,863,374
PIMCO Total Return Fund	8,150,119	8,350,980
* American Express Short-Term Horizon	383,841	382,810
J.P. Morgan Diversified Fund	1,836,231	1,620,130
Weitz Partners Value Fund	4,026,682	3,334,766
The Investment Company of America	18,052,078	13,640,643
EuroPacific Growth Fund	2,320,061	1,778,756
* AXP New Dimension Fund	2,223,767	1,708,315
Janus Fund	2,463,082	1,678,124
* AXP S&P 500 Index Fund	12,705,880	8,572,898
Franklin Small Cap Growth Fund I	930,158	669,999
* Canadian National Railway Stable Value Fund	5,693,050	6,109,890
* Canadian National Railway Stock Pool	1,508,198	1,377,363
Templeton Foreign Fund	356,570	313,145
Scudder Cash Investment Trust	1,172,356	1,172,356
Scudder Growth & Income Fund	3,257,723	2,314,732
Scudder Income Fund	1,206,597	1,225,082
Scudder S&P 500 Index Fund	1,120,178	830,287
Participant Promissory Notes (5.25% to 10.5%)	2,332,211	2,332,211
Cash	179,065	179,065

	$73,781,221	$61,454,926

* Party-in-interest transaction

SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT.